Conectiv Energy Holding Co.
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

March 31, 2003

ASSETS

Current Assets

Cash and cash equivalents	*
Accounts receivable	*
Allowance for doubtful accounts	*
Interest and taxes receivable	*
Inventories, at average cost	*
Other prepayments	*
	*

Investments

Goodwill	*
Other	*
	*

Property, Plant and Equipment

Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*

Total Assets *

LIABILITIES AND OWNER'S EQUITY

Current Liabilities

Short-term debt	*
Accounts payable	*
Accounts payable to associated companies	*
Other	*
	*

Note Payable to Associated Companies *

Deferred Credits and Other Liabilities

Deferred income tax credit	*
Deferred income taxes, net	*
Other	*

Capitalization

Conectiv common stock	*
Additional paid-in capital	*
Other comprehensive loss	*
Retained earnings	*
Total stockholders equity	*
Conectiv money pool loan	*
Total capitalization	*

Total Capitalization and Liabilities *

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.